SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2010

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2010, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 5, 2010, entitled "DRDGOLD RAISES R108 MILLION FOR PIPELINE PROJECT".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 6, 2010

By: /s/ Themba Gwebu
      Name: Themba Gwebu
      Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

DRDGOLD RAISES R108 MILLION FOR PIPELINE PROJECT

DRDGOLD Limited announced today that its 74%-owned subsidiary DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA") has established a R500 million Domestic Medium Term Note Programme ("DMTN Programme") under which it may from time to time issue notes. DRDGOLD SA has successfully issued R108 million under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum.

The proceeds from this first issue will be applied towards the capital requirements of the Crown/Ergo pipeline project. The new, 50-kilometre pipeline currently under construction and scheduled for completion by August 2011, will link two of Crown's plants with Ergo. This will provide Crown with increased tailings deposition capacity – a constraint in recent times – and thus the potential to extend Crown's life by bringing to account further surface tailings resources on the western and central Witwatersrand.

As part of the pipeline project, the Ergo plant's second carbon in leach (CIL) circuit will be refurbished to increase capacity from 1.2Mtpm to 1.8Mtpm.

Roodepoort
5 October 2010

Sponsor
One Capital